Exhibit 99.1

Adecoagro Announces Approval of Share Repurchase Program

Luxembourg, September 26, 2016 - ADECOAGRO S.A. (NYSE:AGRO), a leading agricultural company in South America, announced today that on August 9, 2016, its Board of Directors approved the extension of the Company’s share repurchase program for an additional twelve-month period, ending on September 23, 2017. Under the buyback program, the Company can continue acquiring common shares up to 5% of its outstanding shares.

Repurchases of shares under the program are made from time to time in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior notice. The size and the timing of repurchases depend upon market conditions, applicable legal requirements and other factors. Since the commencement of the buyback program in September 2013, the Company has acquired approximately 2.4 million shares.

“The extension of the repurchase program reflects the Board of Directors’ and Management’s commitment towards delivering long term shareholder value. Repurchasing our shares is one of many capital allocations tools we can use to enhance returns for our shareholders” — said Mariano Bosch, Chief Executive Officer of Adecoagro.

About Adecoagro

Adecoagro is a leading agricultural company in South America. Adecoagro owns over 247 thousand hectares of farmland and several industrial facilities spread across the most productive regions of Argentina, Brazil and Uruguay, where it produces over 1.7 million tons of agricultural products including corn, wheat, soybeans, rice, and sugar, among others , as well as dairy products, ethanol and electricity.

For further information please contact:

Investor Relations:

Hernan Walker

ir@adecoagro.com

+5411 4836 8651